



08025512

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

SEC FILE NUMBER

8- 15078

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
503 Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2007___ AND ENDING___12/31/2007___
             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sentry Equity Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___1800 North Point Drive___
         (No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

___Stevens Point,___   ___Wisconsin___   ___54481___
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Susan E. Phillips___   ___715-346-6383___
                  (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

 KPMG LLP

         (Name – if individual, state last, first, middle name)

___777 East Wisconsin Avenue, Suite 1500___ ___Milwaukee, WI 53202___
 (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

  ☒ Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Susan E. Phillips_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Sentry Equity Services, Inc._____ , as of _____December 31_____ , 20 _07_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Susan E Phillips
Signature

Susan E. Phillips, Vice President
Title

Patricia Mueske
Notary Public _Comm. 02-27-11_
Patti Mueske

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202

Independent Auditors' Report

The Board of Directors
Sentry Equity Services, Inc.:

We have audited the accompanying statement of financial condition of Sentry Equity Services, Inc. (the Company) as of December 31, 2007 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of December 31, 2006 were audited by other auditors whose report thereon dated February 9, 2007 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sentry Equity Services, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 22, 2008

SENTRY EQUITY SERVICES, INC.

Statement of Financial Condition

December 31, 2007

Assets

Cash	$	73,904
Intercompany receivable		10,260
Prepaid expenses		15,126
Total assets	$	99,290

Liabilities and Stockholder's Equity

Liabilities:		
Intercompany tax expense payable	$	5,175
Total liabilities		5,175
Stockholder's equity:		
Common stock, $10 par value. Authorized 1,000 shares; issued and outstanding 720 shares		7,200
Additional paid-in capital		752,800
Accumulated deficit		(665,885)
Total stockholder's equity		94,115
Total liabilities and stockholder's equity	$	99,290

See accompanying notes to financial statements.

SENTRY EQUITY SERVICES, INC.

Statement of Operations

Year ended December 31, 2007

Income:		
Distribution and management fees	$	23,146
Interest		4,089
Total income		27,235
Expenses:		
Employee compensation and benefits		8,282
Licenses and fees		(19,310)
Telephone and postage		300
Data processing services		4,571
Printing and stationery		618
Management fees		11,810
Other		9,892
Total expenses		16,163
Gain before federal income tax		11,072
Federal income tax expense		7,377
Net income	$	3,695

See accompanying notes to financial statements.

SENTRY EQUITY SERVICES, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2007

		Common stock	Additional paid-in capital	Accumulated deficit	Total stockholder's equity
Balance, December 31, 2006	$	7,200	752,800	(669,580)	90,420
Net income		—	—	3,695	3,695
Balance, December 31, 2007	$	7,200	752,800	(665,885)	94,115

See accompanying notes to financial statements.

SENTRY EQUITY SERVICES, INC.

Statement of Cash Flows

Year ended December 31, 2007

Cash flows from operating activities:		
Net income	$	3,695
Adjustments to reconcile net loss to net cash provided by operating activities:		
Increase in prepaid expenses		(11,325)
Decrease in intercompany receivable		22,355
Change in federal income tax payable/receivable due to/from affiliated company		(6,558)
Net cash provided by operating activities		8,167
Cash, beginning of year		65,737
Cash, end of year	$	73,904

See accompanying notes to financial statements.

SENTRY EQUITY SERVICES, INC.

Notes to Financial Statements

December 31, 2007

(1) Nature of Business

Sentry Equity Services, Inc. (the Company) is a wholly owned subsidiary of Sentry Insurance a Mutual Company (SIAMCO), and is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company's securities operations were limited to the underwriting of, interests, or participations in SIAMCO's life insurance subsidiary separate accounts. Sales of new separate account contracts ended on December 1, 2004 for variable annuities and October 13, 2003 for variable life insurance.

(2) Significant Accounting Policies

Distribution fees and interest income are recorded when earned. Expenses are accrued and expensed when incurred. Cash represents an amount on deposit with a bank.

The Company participates in an expense allocation system as a wholly owned subsidiary of SIAMCO. Expenses allocated of $13,370 for the year ended December 31, 2007 are based upon time and usage studies that are updated at least annually by the Company and SIAMCO. Expenses that are not allocated totaled $2,793 for the year ended December 31, 2007. The Company received a onetime special payment in an amount of $35,000 due to the consolidation of the National Association of Securities Dealers (NASD) and the New York Stock Exchange (NYSE) in 2007. This was reported as a reduction of licenses and fees expense.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Income Taxes

The Company files a calendar year consolidated Federal income tax return with SIAMCO. In accordance with the intercorporate tax allocation policy, the Company pays to or receives from SIAMCO amounts equivalent to the Federal income tax provision or benefit based on its taxable income or loss included in this return. As settlement under the intercorporate tax allocation agreement, the Company paid income taxes of $13,936 during the year ended December 31, 2007. The Company receives tax credits from SIAMCO to the extent current tax credits are available to the consolidated tax return group. As there are no differences between the bases of assets and liabilities for financial and tax reporting purposes, no deferred income taxes have been recorded.

(4) Capital Requirements

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule), the Company is required to maintain minimum net capital and an acceptable ratio of aggregate indebtedness to net capital (net capital ratio), both as defined, under such rule. At December 31, 2007, the Company had net capital, as defined, of $68,729, and a net capital requirement of $5,000. The Company's net capital ratio was 0.08 to 1 at December 31, 2007, which did not exceed the 15 to 1 limit under the Rule.

(Continued)

(5)   Related Party Transactions

As exclusive underwriter for the sale of variable annuities and variable universal life policies for SIAMCO affiliates, the Company received $23,146 in distribution fees from these entities for the year ended December 31, 2007.

The Company has an agreement with SIAMCO for legal and marketing service received whereby the Company pays management fees in lieu of distributions through the expense allocation system.

SENTRY EQUITY SERVICES, INC.

Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness
to Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

Stockholder's equity	$	94,115
Less nonallowable assets:		
Prepaid expense		15,126
Intercompany receivable		10,260
Net capital		68,729
Less net capital requirement		5,000
Net capital in excess of required amount	$	63,729
Aggregate indebtedness:		
Total liabilities	$	5,175
Aggregate indebtedness	$	5,175
Ratio of aggregate indebtedness to net capital		0.08 to 1

Reconciliation under Rule 17a-5(d)(4):
No differences exist between the preceding computation of net capital and the unaudited Focus
Report IIA of form X-17A-5 as of December 31, 2007.

See accompanying independent auditors' report.

SENTRY EQUITY SERVICES, INC.

Statement for Determination of Reserve
Requirement and Information Relating to
Possession or Control Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2007

The Company claims exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)1 of that rule.

See accompanying independent auditors' report.



KPMG LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202

Independent Auditors' Report on Internal Control Required by
SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
Sentry Equity Service, Inc.:

In planning and performing our audit of the financial statements of Sentry Equity Services, Inc. (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2008

